UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2026

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,

pavimento superior, Globaltech,

Campinas – State of São Paulo

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____ Form 40-F ________

CI&T Annual General Meeting

New York - May 26, 2026 - CI&T (NYSE: CINT, “Company”), a global partner in tech-integrated business solutions, announces that the Annual General Meeting of the Company (the "AGM") was held today.

At the General Meeting, the following resolutions were duly passed: (i) approve and ratify the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2025, and (ii) appoint Marcelo Dodsworth Penna to be a director of the Company to serve for an unlimited term in accordance with the Amended and Restated Memorandum and Articles of the Company.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

IR Website: https://investors.ciandt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2026

CI&T Inc

By: /s/ Stanley Rodrigues

Name: Stanley Rodrigues

Title: Chief Financial Officer